Atlas Air Worldwide Holdings, Inc.

2000 Westchester Avenue

Purchase, New York 10577

September 7, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Air Worldwide Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 22, 2018
File No. 1-16545

Atlas Air Worldwide Holdings, Inc. (the “Company”) confirms receipt of a comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated August 29, 2018 relating to the above-referenced filing. Pursuant to my telephone conversation with Jennifer Hardy, Special Counsel, on September 7, 2018, the Company hereby confirms that it intends to provide its response to the Staff’s comments as soon as possible but no later than September 24, 2018, the deadline discussed with Ms. Hardy.

If you have any questions or comments with regard to this correspondence or any other matter, please do not hesitate to contact me at 914-701-8332 or mborkowski@atlasair.com.

Very truly yours,

Atlas Air Worldwide Holdings, Inc.

/s/ Michael W. Borkowski

Michael W. Borkowski

Assistant Secretary and

Senior Attorney